July 29, 2019	TSX.V - GIGA

Giga Metals to Support Research into

CO2 Sequestration

(Vancouver) - Mark Jarvis, CEO of Giga Metals Corp. (TSX.V - GIGA) announced today that Natural Resources Canada (NRCan) has agreed to be part of a consortium of government agencies and industry partners, including Giga Metals Corp. (TSX.V - GIGA), that have agreed to fund a research initiative investigating carbon dioxide (CO2) sequestration in silicate mine residue, including ultramafic residue from mineral deposits such as Giga Metals' Turnagain nickel-cobalt deposit located in British Columbia. A total of $3.5 million has been committed to the project, including $2 million from NRCan with the balance from other government geoscience agencies and from industry.

"We are proud to support this research as an industry partner," said Mark Jarvis, CEO of Giga Metals. "More than a decade of research by project lead Dr. Greg Dipple has shown that silicate mineral residue, when exposed to the atmosphere, absorbs CO2 and converts it to carbonate minerals, and the CO2 would remain locked in the carbonates over geological time scales. There is a real possibility that the Turnagain project, if developed into a mine, could achieve our goal of being carbon neutral."

Government support for the research initiatives includes geoscience agencies across Canada, including NRCan, Geoscience B.C., the B.C. Geological Survey, and the Geological Survey of Canada. Industry support for the research is being provided by companies including Giga Metals, First Point Minerals and De Beers Group.

"The level of support we are seeing from both government and industry is very encouraging and is enabling the start of field pilot tests of our technology," said project lead Dr. Greg Dipple of the Bradshaw Research Initiative for Minerals and Mining at the University of British Columbia. "Giga Metals, in addition to financial support, will be providing residues from their metallurgical test program which is currently underway. We will be investigating the rate of CO2 uptake from these samples as well as co-benefits such as cementation which could stabilize residue impoundment and reduce dust in the residue."

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, which contains one of the few significant undeveloped sulphide nickel and cobalt resources in the world.

Technical information is this news release has been reviewed and approved by Greg Ross, P.Geo., a Qualified Person under NI 43-101.

This press release contains "forward looking statements". Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, President
GIGA METALS CORPORATION

604-681-2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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